QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES RESIGNATION OF PRESIDENT

         March 15, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced the resignation of Werner Czernohorsky as its President, as a member of its Board of Directors and as Deputy Chairman of the Board.

"On behalf of the Board of Directors and employees at MID, I would like to express our appreciation for the substantial contribution which Werner has made heading up MID's construction group since 1998", said Mr. Frank Stronach, the Chairman of the Company, "I'm convinced that MID has an experienced management team at all levels that will continue to deliver strong performance in the future. We wish Werner the best in pursuing new challenges".

For more information concerning this press release please contact John Simonetti, Vice-President and Chief Financial Officer of MID at 905-726-7619.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

QuickLinks

PRESS RELEASE MI DEVELOPMENTS ANNOUNCES RESIGNATION OF PRESIDENT